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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2018
DIVISION OF TRADING & MARKETS

18006108

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Execution Access, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Broadway, 51st Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LINDA CRANE 212-231-5032
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Crane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Execution Access, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal Financial Officer

Title

JOSETTE DAGLIERI
NOTARY PUBLIC-STATE OF NEW YORK
No. 02DA6253807
Qualified in Westchester County
My Commission Expires February 20, 2018 20

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Execution Access, LLC
December 31, 2017
With Report of Independent Registered Public Accounting Firm

Execution Access, LLC

Statement of Financial Condition

December 31, 2017

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member of Execution Access, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Execution Access, LLC (the Company) as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2011.

February 28, 2018

Execution Access, LLC

Statement of Financial Condition

December 31, 2017

Assets	
Cash	$ 48,468,341
Accounts receivable, net	1,200,546
Deposits with clearing broker	19,000,000
Deferred tax assets	65,134
Prepaid and other assets	19,069
Total assets	$ 68,753,090
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 629,548
Accrued compensation and benefit costs	119,115
Deferred revenues	333,333
Payable to Nasdaq, Inc.	4,236,306
Total liabilities	5,318,302
Member's equity	63,434,788
Total liabilities and member's equity	$ 68,753,090

See accompanying notes to the Statement of Financial Condition.

Execution Access, LLC

Notes to Statement of Financial Condition

December 31, 2017

1. Organization and Description of the Business

Execution Access, LLC (the "Company") is a wholly owned subsidiary of FTEN, Inc. ("FTEN"), a wholly owned subsidiary of Nasdaq, Inc. ("NASDAQ"). On June 27, 2013, the Company received approval from the Financial Industry Regulatory Authority ("FINRA") to become a U.S. Government Securities Broker and to offer or engage in electronic trading in U.S. Treasury Securities for its clients.

The Company's primary business is providing electronic agency brokerage for benchmark U.S. Treasuries. The Company clears and settles all transactions that occur on the Company's U.S. Fixed Income platform through a fully disclosed clearing arrangement with Cantor Fitzgerald & Co. ("CF&Co"). This clearing arrangement will end on July 31, 2018, and will be replaced by a clearing agreement with the Industrial and Commercial Bank of China Financial Services LLC.

The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is also registered as a broker-dealer in 23 jurisdictions, which includes the state of New York, California, Colorado, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Massachusetts, Michigan, Minnesota, Missouri, North Carolina, New Jersey, Nevada, Ohio, Pennsylvania, South Carolina, Texas, Washington and Wisconsin and the Virgin Islands territory. The Company is subject to regulation by the SEC, FINRA, and the state securities regulators in the aforementioned states. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's Statement of Financial Condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates and assumptions.

2. Summary of Significant Accounting Policies (continued)

Cash

The Company's cash is held by one financial institution in a non-interest-bearing account which, at times, may exceed federally insured limits.

Deposits with Clearing Organizations

The Company maintains two clearing deposits with CF&Co, including a $4 million clearing deposit and a $15 million clearing deposit for CF&Co to satisfy margin requirements through the Fixed Income Clearing Corporation ("FICC") attributable to activity on its U.S. Fixed Income platform. If the FICC margin requirement exceeds $15 million, the Company has an obligation to transmit additional amounts to satisfy the margin requirement to CF&Co. At December 31, 2017, the Company had a total of $15 million on deposit to satisfy margin requirements.

Accounts Receivable, net

Receivables represent commissions earned from executed transactions with the Company's customers. Receivables are shown net of a reserve for uncollectible accounts. The reserve for bad debts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts, which is charged against operating results and decreased by the amount of charge-offs, net of recoveries. The amount charged against operating results is based on several factors, including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and our historical experience with the particular customer. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), we record a specific provision for bad debts against amounts due to reduce the receivable to the amount we reasonably believe will be collected. Due to changing economic, business and market conditions, we review the reserve for bad debts monthly and make changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), our estimates of recoverability could be reduced by a material amount. Total reserve for uncollectible accounts netted against receivables on the Statement of Financial Condition was $112,118 as of December 31, 2017.

Prepaid and other assets

Prepaid expenses and other assets include prepaid amounts paid to regulators.

2. Summary of Significant Accounting Policies (continued)

Revenues

Transaction Fees

The Company generates revenue through its agency execution of benchmark U.S. Treasury securities through its U.S. Fixed Income platform. There are three rate structures by which the Company earns revenue: a monthly or quarterly fee for unlimited trading, a tiered structure based on monthly trading volumes or a flat fee per transaction. Revenues from the monthly or quarterly fee for unlimited trading are recognized in the month billed or amortized over the quarter, respectively. Revenues from tiered and flat fees are recognized on a trade date basis. Commissions are collected either on the settlement of the transaction or through direct billing of the customers by the Company. Transactional and volume-based tiered commission fees are collected by CF&Co and remitted to the Company monthly.

The Company provides rebates to customers based on volume and performance thresholds and records these credits as transaction rebates on the Statement of Income. These rebates are paid on a monthly basis and the amounts due from transaction rebates are included in accounts payable and accrued expenses on the Statement of Financial Condition.

Deferred revenue represents amounts that have been billed but have yet to be recognized as revenue. Some of the Company's customers pay a fixed monthly or quarterly amount for unlimited transactions. These revenues are deferred and recognized over the service period. All deferred revenues are current and will be recognized within the following three months.

Clearing Fees

Clearing fees are comprised of clearing charges from CF&Co for its services based on the clearing arrangement. Clearing charges are recorded on a trade date basis.

Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ. The Company uses the asset and liability method to provide income taxes on all transactions recorded in its Statement of Financial Condition. Deferred tax assets and liabilities are determined based on differences between the Statement of Financial Condition carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that are expected to be in effect when these differences are realized.

2. Summary of Significant Accounting Policies (continued)

If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure our unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained upon examination of NASDAQ, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized for the portion of its share in the Statement of Financial Condition. Interest and penalties related to income tax matters are recognized in earnings.

At December 31, 2017, the Company has accrued no interest or penalties related to income tax matters.

Recently Issued Accounting Pronouncements

For the year ended December 31, 2017, the Company has not adopted any new accounting pronouncements that had a material impact on its Statement of Financial Condition.

In May 2014, FASB released Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)" which supersedes the revenue recognition guidance in ASC "Revenue Recognition." The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The Company adopted this standard on January 1, 2018. The Company has assessed the impact and determined the adoption of this standard has no material impact on the Statement of Financial Condition of the Company.

3. Related-Party Transactions

The Company and NASDAQ entered into an agreement on July 1, 2013 whereby NASDAQ agreed to provide the Company with business management support and financial support services, including, but not limited to, finance administration, human resources, and technology support.

3. Related-Party Transactions (continued)

For the year ended December 31, 2017, the Company was also charged by NASDAQ for additional support services under the intra-group services agreement. This agreement covers additional costs for personnel support.

Substantially all expenses of the Company are settled on the Company's behalf by NASDAQ and are charged to the Company, at cost, through intercompany charges.

On September 18, 2017, the Company and NASDAQ entered into a revolving note and cash subordination agreement ("Note"). Under the terms of the Note, NASDAQ agrees to lend the Company sums of money, on a revolving basis through September 2018, which in the aggregate does not exceed $75 million. The Company is obligated to repay the unpaid principal amount on or before September 30, 2019. The Company took no advances during 2017.

At December 31, 2017, $4,236,306 was recorded in payables to Nasdaq, Inc. on the Statement of Financial Condition. All affiliates are ultimately wholly-owned by NASDAQ. It is the intent and ability of management to settle all intercompany balances between NASDAQ, its wholly-owned subsidiaries, such as the Company, on a net basis, as NASDAQ serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by NASDAQ and are settled on an annual basis in accordance with the NASDAQ's intercompany settlement policy. During 2017, the Company paid $17.4 million to NASDAQ to settle intercompany payables. The Company records all transactions to and from affiliates, including tax, subject to an executed netting arrangement into a single account. Although there may be many individual accounts to preserve transaction detail, the reporting will reflect a single receivable or payable to NASDAQ.

In 2017, dividends were paid quarterly to FTEN. The dividend amount is dependent on the quarterly income statement and totaled $12,100,000 for the year ended December 31, 2017 and was approved by FINRA.

4. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ. For income tax purposes, the Company is disregarded as an entity separate from its owner, FTEN, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As a single-member LLC, the Company computes its provision for income taxes by applying the rate applicable to NASDAQ to the Company's own taxable income. With respect to each taxable period for which a consolidated or unitary return is filed by NASDAQ, which includes the Company, NASDAQ shall pay to and has the right to receive from the Company an amount based on the Company's stand-alone operating results using the tax rate applicable to NASDAQ.

4. Income Taxes (continued)

As of December 31, 2017, the net deferred tax asset balance is $65,134. This amount primarily relates to incentive compensation. As it is more likely than not that the deferred tax asset will be utilized in later years, no valuation allowance is required.

The Company has determined that there are no uncertain tax positions as of December 31, 2017.

For the periods prior to December 23, 2010, the Company's operating results were included in the federal and state income tax returns filed by FTEN. FTEN's state and local returns are subject to audits by the respective state tax authorities for years 2010 through 2016. For periods after December 23, 2010, the Company's operating results are included in the federal and state income tax returns filed by NASDAQ. NASDAQ and its eligible subsidiaries file a consolidated U.S. federal income tax return and applicable state and local income tax returns. Federal income tax returns for the years 2014 through 2016 are subject to examination by the Internal Revenue Service. Several state tax returns are currently under examination by the respective tax authorities for the years 2005 through 2015 and we are subject to examination for the year 2016.

5. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $47,649,253, which was $47,294,699 in excess of its required net capital, as of December 31, 2017, of $354,554.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from SEC Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) because the Company introduces all customer transactions on a fully disclosed basis with a clearing broker dealer and promptly transmits all customer funds and delivers all securities to the clearing broker.

6. Commitments and Contingent Liabilities

Brokerage Activities

Some of the trading activity in the Company is cleared by CF&Co through the FICC. The Company assumes the counterparty risk of clients that do not clear through the FICC. Counterparty risk of clients exists for the Company between the trade date and the settlement date of the individual transactions, which is typically one business day. All of the Company's obligations

6. Commitments and Contingent Liabilities (continued)

under the clearing arrangement with CF&Co are guaranteed by NASDAQ. Counterparties that do not clear through the FICC are subject to a credit due diligence process and may be required to post collateral, provide principal letters, or provide other forms of credit enhancement to the Company for the purpose of mitigating counterparty risk. At December 31, 2017 there was no collateral posted.

Management has performed an analysis to evaluate the need to record a liability for this performance guarantee. Based on this analysis, the estimated liability was nominal and no liability was recorded as of December 31, 2017.

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

7. Risks and Uncertainties

Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by the financial institution to be delayed or limited.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of deposits with CF&Co. The deposits with CF&Co. are not held in accounts insured by the FDIC or any other bank regulator.

8. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the statement of financial condition for Cash, Accounts receivables, net, Deposits with clearing broker, and Prepaid and other assets approximate fair value due to the short-term nature of these assets. The Company's liabilities, which include Accrued compensation and benefit costs, Deferred revenues, Accounts payable and accrued expenses, and Payable to Nasdaq, Inc. are reported at their contractual amounts, which approximate fair value.

9. Subsequent Events

The Company has evaluated all subsequent events through the date of issuance of the Statement of Financial Condition and has determined that no subsequent events have occurred that would require disclosure in the Statement of Financial Condition or accompanying notes.